ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-221537

$500,000,000

KANSAS CITY SOUTHERN

4.700% Senior Notes due 2048

April 30, 2018

This Pricing Supplement is qualified in its entirety by reference to the base prospectus dated November 13, 2017 and the related preliminary prospectus supplement dated April 30, 2018 (together, the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent this information is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	Kansas City Southern (the “Company”)

Title of Securities:	4.700% Senior Notes due 2048 (the “Notes”)

Guarantees:	The Notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of the Company’s current and future domestic subsidiaries (each, a “Guarantor”) that from time to time guarantees the Company’s $800.0 million revolving credit facility or any other debt of the Company or any of the Company’s significant subsidiaries that is a Guarantor.

Aggregate Principal Amount:	$500,000,000

Final Maturity Date:	May 1, 2048

Benchmark Treasury:	UST 2.750% due November 15, 2047

Benchmark Treasury Price / Yield:	93-04 / 3.107%

Spread to Benchmark Treasury:	160 basis points

Yield to Maturity:	4.707%

Issue Price:	99.888% plus accrued interest, if any, from the issue date

Coupon:	4.700%

Interest Payment Dates:	May 1 and November 1

Record Dates:	April 15 and October 15

First Interest Payment Date:	November 1, 2018

Optional Redemption:

Prior to the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would have been made if such Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 25 basis points, plus accrued interest thereon to but excluding the redemption date.

On or after the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest thereon to but excluding the redemption date.

“Par Call Date” means November 1, 2047 (six months prior to the Final Maturity Date).

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	SunTrust Robinson Humphrey, Inc.

Trade Date:	April 30, 2018

Settlement Date:

May 3, 2018 (T+3)

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their advisors.

CUSIP / ISIN Numbers:	485170 BB9 / US485170BB94

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The representatives of the underwriters can arrange to send you the Preliminary Prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-9622, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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